Stephen R. Stone	Direct Dial: 404-881-4688	E-mail: steve.stone@alston.com

May 28, 2009

Via EDGAR Filing and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Cicely LaMothe
Telephone No. (202) 551-3446
Facsimile No. (703) 813-6984

Re:	Duke Realty Corporation
Form 10-K for the year ended December 31, 2008,
as filed on February 25, 2009 (Commission File No. 001-09044)

Duke Realty Limited Partnership
Form 10-K for the year ended December 31, 2008,
as filed on March 6, 2009 (Commission File No. 000-20625)

Dear Ms. LaMothe:

On behalf of our clients, Duke Realty Corporation (the “Company”) and Duke Realty Limited Partnership (the “Operating Partnership”), we are providing this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission as set forth in your letters, dated May 15, 2009 (the “Comment Letters”) relating to the Company’s and the Operating Partnership’s Annual Reports on Form 10-K for the year ended December 31, 2008. The Comment Letters requested that the Company and the Operating Partnership respond to the Staff’s comments within 10 business days or notify the Staff of the date by which they intend to respond. The Company and the Operating Partnership are considering the Staff’s comments and will respond no later than June 12, 2009.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

United States Securities and Exchange Commission

May 28, 2009

If you have any questions, or require any additional information, please feel free to contact me at (404) 881-4688.

Sincerely,

/s/ Stephen R. Stone

Stephen R. Stone

cc:	Jaime G. John, Staff Accountant – Division of Corporate Finance
Mark C. Kanaly